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                            July 27, 2023

       Edward Lu
       Chief Financial Officer
       Phoenix New Media Ltd
       Sinolight Plaza, Floor 16
       No. 4 Qiyang Road
       Wangjing, Chaoyang District, Beijing, 100102
       People   s Republic of China

                                                        Re: Phoenix New Media
Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            File No. 001-35158

       Dear Edward Lu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       Note 1. Organization and Principal Activities, page F-10

   1. Please provide a detailed legal analysis regarding whether the Company and its subsidiaries meet the
definition of an    investment company    under Section 3(a)(1)(A) of
                                                        the Investment Company
Act of 1940 (   Investment Company Act   ). In your response,
                                                        please address, in
detail, each of the factors outlined in Tonapah Mining Company of
                                                        Nevada, 26 SEC 426
(1947) and provide legal and factual support for your analysis of each such factor.
   2. Please provide a detailed legal analysis regarding whether the Company or any of its subsidiaries meet the
definition of an    investment company    under Section 3(a)(1)(C) of
                                                        the Investment Company
Act. In your response, please include all relevant calculations
 Edward Lu
Phoenix New Media Ltd
July 27, 2023
Page 2
         under Section 3(a)(1)(C), identifying each constituent part of the numerators and denominators, with values as of your most recent fiscal quarter ended. Please also (i)
         specifically describe the types of assets included within    term
deposits and short-term
         investments    on your balance sheet and (ii) describe and discuss
their proposed treatment
         for purposes of section 3(a)(1)(C), as well as any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by the Company in its
VIEs are    investment
         securities    for purposes of Section 3(a)(2).
Exhibit 15.3
Certification by the Chief Financial Officer Pursuant to Item 16I(a) of Form
20-F

3. We note your statement that you reviewed your register of members and public filings in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3). In particular,
         please expand upon your evaluation of your parent company, Phoenix TV, including reports that it was recently designated as a China-owned enterprise by Taiwanese authorities.
4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
       instance, please tell us how the board members    current or prior
memberships on, or
FirstName LastNameEdward Lu
       affiliations with, committees of the Chinese Communist Party factored into your
Comapany     NamePhoenix
       determination.       New Media
                        In addition,     Ltdtell us whether you have relied
upon third party
                                     please
July 27,certifications,
         2023 Page 2 such as affidavits, as the basis for your disclosure. FirstName LastName
 Edward Lu
FirstName  LastNameEdward Lu
Phoenix New   Media Ltd
Comapany
July       NamePhoenix New Media Ltd
     27, 2023
July 27,
Page  3 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at 202-551-3224 or
Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 with any questions. You may contact
Tyler Howes at 202-551-3370 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Yi Gao